06003351

BB 3/6 A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/13

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH. D.C. 185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OPPENHEIMER & CO. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPPENHEIMER & CO. INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE BARNA
NOTARY PUBLIC, State of New York
No. 01BA6130114
Qualified in Richmond County
Commission Expires July 5, 2009

Notary Public

Signature

Chairman & Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In planning and performing our audit of the consolidated financial statements and supplementary schedules of Oppenheimer & Co. Inc. and Subsidiaries (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

5) Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6) Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC. The Company had no foreign futures or foreign options during the year ended December 31, 2005 and therefore no computation was prepared.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,

estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents		$ 25,285,406
Cash and securities (market value of $11,938,880) segregated under Federal and other regulations		23,526,468
Deposits with clearing organizations (includes securities with a market value of $5,498,754)		14,240,124
Receivable from brokers and clearing organizations		
Deposits paid for securities borrowed	$ 472,499,280	
Securities failed to deliver	23,672,938	
Omnibus accounts	16,135,714	
Other	15,182,406	
Total receivable from brokers and clearing organizations		527,490,338
Receivable from customers		1,117,214,450
Securities owned (including $1,042,271 pledged to counterparties) at market value		
Corporate obligations	46,482,270	
Equities and warrants	35,895,140	
State and municipal government obligations	34,700,536	
U.S. government and agency obligations	22,103,371	
Other	2,054,531	
Total securities owned		141,235,848
Exchange memberships at cost (market value - $11,596,500)		2,340,690
Property, plant and equipment, net		18,043,602
Notes receivable, net		59,874,374
Other assets		65,062,408
Total assets		$ 1,994,313,708

The accompanying notes are an integral part of this consolidated statement of financial condition.

Liabilities and Stockholder's Equity		
Drafts payable		$ 46,012,393
Bank call loans		139,700,000
Payable to brokers and clearing organizations		
Deposits received for securities loaned	$ 794,352,987	
Securities failed to receive	35,721,930	
Clearing organizations	402,719	
Total payable to brokers and clearing organizations		830,477,636
Securities sold, but not yet purchased at market value		
Equities and warrants	4,684,886	
Corporate obligations	3,721,967	
State and municipal government obligations	597,538	
U.S. government and agency obligations	542,596	
Other	238,822	
Total securities sold, but not yet purchased		9,785,809
Payable to customers		473,170,356
Income taxes payable		14,226,261
Accrued compensation		77,731,805
Accounts payable and other liabilities		61,863,099
Subordinated borrowings		12,558,118
Total liabilities		1,665,525,477
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, par value $100 per share - 100 shares authorized, 760 shares issued and outstanding	76,000	
Additional paid-in capital	207,988,997	
Retained earnings	122,081,166	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		328,788,231
Total liabilities and stockholder's equity		$ 1,994,313,708

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. ("Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Canadian public corporation. Oppenheimer is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

Oppenheimer engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from 81 offices in twenty-one states located throughout the United States. In addition, Oppenheimer conducts business through two local broker-dealers in Latin America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition of Oppenheimer includes the accounts of Oppenheimer's wholly owned subsidiaries, Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities under the Act; Pace Securities, Inc. ("Pace"), Josephthal & Co Inc., Prime Charter Ltd., First of Michigan Capital Corporation and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company"). The consolidated statement of financial condition of the Company is reported in U.S. dollars.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

All material intercompany balances and transactions have been eliminated.

Goodwill

Goodwill arose upon the acquisition of First of Michigan Capital Corporation, Josephthal Group, Inc. and Grand Charter Group Incorporated. Goodwill is subject to a periodic test for impairment at least annually to determine if the fair value of goodwill of a reporting unit is less than its carrying amount. Goodwill has been tested for impairment and no such impairment was recorded. At December 31, 2005, total goodwill was $10,788,000.

Brokerage Operations

Transactions in proprietary securities are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis, which is generally three business days after trade date.

Securities owned and securities sold, but not yet purchased are reported in the statement of financial condition at market value based upon quoted prices.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Securities Lending Activities
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received.

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Fair Value
Securities owned, including those pledged; securities sold, but not yet purchased; and readily marketable investments are valued using quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

Investments
Investments included in securities owned, which have a ready market are valued using quoted market or dealer prices. Investments with no ready market value are stated at fair value as determined in good faith by management. Generally, management will initially value investments at cost. Factors considered in valuing individual investments include available market prices, type of security, purchase price; purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results of the issuer, and other pertinent information.

Management uses its best judgment in estimating the fair value of these investments. There are inherent limitations in any estimation technique. The fair value estimates presented herein are not necessarily indicative of an amount that the Company could realize in a current transaction. Because of inherent uncertainty of valuation, these estimated fair values do not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances and the differences could be material.

Collateral
The Company is required to reclassify the market value of collateral pledged to counterparties under securities loan agreements, in which the counterparty has the right to sell or repledge the security. The Company is also required to disclose the market value of collateral received under securities borrow agreements when it has the ability to sell or repledge the collateral loans. In addition, the Company has the right to sell or pledge securities under customer margin loans.

Notes Receivable
The Company has notes receivable from employees of approximately $59,874,000 at December 31, 2005, which are recorded at face value net of accumulated amortization. These amounts will be

forgiven over a service period from the initial date of the loan or based on productivity levels of employees with respect to certain of these notes receivable and are contingent on the employee's continued employment with the Company. The unforgiven portion of the notes become due on demand in the event the employee departs during the service period.

Property, Plant and Equipment, Lease Accounting and Landlord Incentives
Furniture, fixtures, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation of furniture, fixtures and equipment is provided on the straight-line method generally over three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Leases with escalating rents are recorded as deferred rent and expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized on a straight-line basis over the life of the applicable lease.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates.

Reserves
The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; specifically in the case of client litigation, the amount of the loss in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law as well as the timing of the resolution of such matters. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as a charge to results in that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

The Company also records reserves or allowances for doubtful accounts related to receivables from clients and financial consultants. Client loans are collateralized by securities; however, if there is a decline in the value of the collateral and the Company cannot obtain additional collateral or collect on the loan, a reserve may be established. The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

The Company also estimates taxes payable and records income tax reserves. These reserves are based on historic experience and may not reflect the ultimate liability. The Company monitors and adjusts these reserves as necessary.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

3. Bank Call Loans

Bank call loans, primarily payable on demand, bear interest at various rates but not exceeding the broker call rate which was 6.0% at December 31, 2005. These loans are collateralized by firm and customer securities with a market value of approximately $53,185,000 and $182,260,000 respectively, and are primarily with two U.S. banks.

4. Subordinated Borrowings

The subordinated loans are payable to the Company's immediate parent, E.A. Viner International Co., and bear interest at 11-1/2% per annum. These loans are due: $3,850,000, November 29, 2006; $7,088,118, December 31, 2006; and $1,620,000, June 25, 2007 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

5. Regulatory Requirements

Oppenheimer and Freedom are subject to the uniform net capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1 ("the Rule"). Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to 2% of aggregate customer related debit items, as defined. At December 31, 2005, Oppenheimer had net capital of $172,780,124 which exceeded required net capital by 144,903,802. Freedom computes its net capital requirements under the basic method provided for in the Rule, which requires that they maintain net capital equal to the greater of $250,000 and 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, Freedom had net capital of $7,005,108, which was $6,755,108 in excess of the $250,000 required to be maintained at that date.

At December 31, 2005, Oppenheimer and Freedom had $12,843,171 and $10,683,297, respectively, in cash and securities segregated under Federal and other regulations.

In accordance with the Securities and Exchange Commission's No Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2005. The Company had no deposit requirement as of December 31, 2005.

6. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values. The Company has pledged securities owned of $1,042,271 as collateral to

counterparties for securities loan transactions at December 31, 2005. This collateral can be sold or repledged. Included in securities owned at December 31, 2005 are corporate equities with market values of approximately $14,660,000, which are matched to deferred compensation liabilities to certain employees. Also included in securities owned are investments with estimated fair values of approximately $2,500,000.

7. Property, Plant and Equipment

The components of furniture, fixtures, equipment and leasehold improvements at December 31, 2005 are as follows:

Furniture, fixtures and equipment	$ 47,877,258
Leasehold improvements	21,527,063
	69,404,321
Accumulated depreciation and amortization	(51,360,719)
	$ 18,043,602

8. Income Taxes

The Company is included in an affiliated group which files consolidated Federal and combined New York State and local income tax returns.

Deferred tax assets, net, which relate primarily to fixed assets and non-deductible expenses, are included in other assets and amounted to approximately $14,777,000.

9. Employee Compensation Plans

Defined Benefit Plan
The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees and reserves the right to amend or terminate the plan at any time. Eligible Oppenheimer employees may make voluntary contributions which can not exceed $14,000 per annum.

Old Michigan Corp. (originally called First of Michigan Corporation), sponsors an unfunded Supplemental Executive Retirement Program ("SERP"), which is a non-qualified plan that provides certain former officers additional retirement benefits. Benefits payable under the SERP were approximately $688,000 at December 31, 2005.

Deferred Compensation Plans
The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer to certain qualified high-performing financial consultants, a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts calculated with respect to fiscal 2005 total approximately $5,094,000 and will normally vest five years from the end of the related fiscal year. The liability is being recognized on a straight-line basis over the vesting period. The Company maintains a company-owned life insurance policy, which is designed to offset 60% of the EDCP liability. The EDCP liability is being tracked against the value of a phantom investment portfolio

held for this purpose. In addition, the Company is maintaining a Deferred Compensation Plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose. At December 31, 2005, the Company's liability with respect to the EDCP and DIP totaled $10,376,000.

Stock Appreciation Rights

The Company has granted Stock Appreciation Rights to certain employees as part of their compensation package based on a formula reflecting gross commission and length of service. The value of Stock Appreciation Rights granted in 2005 total approximately $1,455,000 and will vest five years from the end of the related fiscal year. The liability is being recognized over the vesting period. At December 31, 2005, the Company's liability with respect to the Stock Appreciation Rights totaled $1,192,000.

Employee Share Plan

On March 10, 2005, the Company adopted the Oppenheimer & Co. Inc. Employee Share Plan ("ESP"). Under the ESP, the compensation and stock option committee of the board of directors of the Company may grant stock awards to key management employees. The aggregate number of Class A Shares that are available under the ESP is 750,000. Generally, stock awards vest three years from the date of the award. The value of stock awards granted in 2005 total approximately $243,000. The liability is being recognized on a straight-line basis over the vesting period.

Other Stock-related Compensation Awards

In 2003, the Company awarded 31,110 Class A shares (priced at $22.50 per share) to certain employees, which vested on January 3, 2006. The liability is being recognized over the vesting period.

10. Commitments and Contingencies

The Company has operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2019.

Future minimum rental commitments under such operating and capitalized leases are as follows:

Years Ended	Future Minimum Rentals
2006	$ 24,878,000
2007	24,072,000
2008	21,901,000
2009	18,383,000
2010	16,961,000
2011 and thereafter	42,360,000
	$ 148,555,000

Certain of these leases contain provisions for rent escalation based on increases in costs incurred by the lessor.

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in lawsuits creating substantial exposure. The Company is also involved from time to time in governmental and self-regulatory agency investigations and proceedings. There has been an increased incidence of litigation and regulatory investigations in the financial services industry in recent years.

The Company is the subject of customer complaints, has been named as defendant or co-defendant in various lawsuits seeking, in total, substantial damages and is involved in certain governmental and self-regulatory agency investigations and proceedings. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established provisions for estimated losses from pending complaints, legal actions, regulatory investigations and proceedings. While the ultimate resolution of pending litigation and other matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, the Company has no reason to believe that the resolution of these matters will have a material adverse effect on its financial statements. However, the Company's financial statements could be materially affected during any period if liabilities in that period differ from prior estimates. The materiality of legal matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

At December 31, 2005, the Company has collateralized and uncollateralized letters of credit for $160,200,000. Collateral for these letters of credit include customer marketable securities of approximately $219,056,000, deposited with one financial institution.

11. Financial Instruments with Off-balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At December 31, 2005, the Company has approximately $1.6 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $460,998,000 under securities loan agreements and approximately $182,260,000 with respect to bank call loans. In addition, the Company has received collateral of

approximately $453,871,000 under securities borrow agreements of which the Company has repledged approximately $296,690,000 as collateral under securities loans agreements. Included in securities borrowed are receivables from four major U.S. broker-dealers totaling $247,524,000. Included in receivable from customers is a receivable from one customer in the amount of $169,644,000 which is collateralized with fixed income securities in the amount of $214,438,000, and therefore has minimal credit risk.

The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

At December 31, 2005 the Company had outstanding commitments to buy and sell of $2,539,000 and $670,000, respectively, of primarily mortgage-backed securities on a when issued basis. These commitments have off-balance sheet risks similar to those described above.

Futures contracts, comprised of treasury note futures and treasury bond futures, represent commitments to purchase or sell securities at a future date and at a specified price. Credit risk and market risk exist with respect to these instruments. Credit risk associated with the contracts is limited to amounts recorded in the balance sheet. Notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk. At December 31, 2005, the Company had open contracts to sell Chicago Board of Trade ("CBOT") five year treasury note futures as well as March 2006 High-Grade Copper contracts with notional values of approximately $44 million. The fair value of these derivative financial instruments, included in receivable from brokers and clearing organizations at December 31, 2005, was approximately $1.3 million.

The Company has a clearing arrangement with Pershing LLC to clear certain transactions in foreign securities. Accordingly, the Company has credit exposures with this clearing broker. The clearing broker can rehypothecate the securities held on behalf of the Company. The clearing broker has the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of this clearing broker, all counterparties and all clients with which it conducts business.

12. Related Party Transactions

During the year ended December 31, 2005, the Company intends to make distributions to the Parent in order to fund the Parent's obligations. The Company intends to continue to do so in the future.